January 23, 2008
Mr. Hugh West
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549-0408
Dear Mr. West:
On Friday, January 18, 2008, I spoke with Ms. Connell, Staff Accountant, regarding our January 10, 2008, response to your comment letter dated December 27, 2007. In our response to comment number 3 in your letter, we included a draft of our intended revisions to the discussion of the process followed by KeyCorp in determining the fair value at which its mortgage-backed securities are recorded. Ms. Connell noted that our reference to “federal agencies” in the revised discussion does not accurately describe the nature of the entities from which KeyCorp’s securities were purchased and requested that we revise our disclosure to provide a more accurate representation.
The purpose of this letter is to acknowledge my conversation with Ms. Connell and our intent to make the change referred to above. Presented below is comment number 3 from your December 27 letter, followed by our revised response, which has been marked to show our intended change.
Form 10-Q for Quarterly Period Ended September 30, 2007
Management’s Discussion and Analysis
Financial Condition — Securities, page 58
3.	We note your disclosure that you use an outside bond pricing service to assist in measuring the fair value of your MBS and that the fair value of those MBS that cannot be priced by the bond pricing service is estimated using internal valuation models. Please revise your disclosures in future filings to address the following and provide us with a draft of your intended revisions.
•	Explain why the bond pricing service is unable to provide pricing for certain MBS;

•	Quantify the amount of MBS for which the fair value is determined using the bond pricing service and the amount for which the fair value is determined using internal models;

•	Describe the valuation techniques used by both the bond pricing service and the internal valuation model;

•	Identify and describe the inputs to the models that have the greatest potential to impact the value derived; and

•	Explain the significant assumptions used to determine those inputs.

Response:
As per your direction, KeyCorp will revise its disclosures in future filings to address the points outlined by the Commission in comment number 3. Presented below is a draft of our intended revisions to the discussion of the process followed by KeyCorp in determining the fair value at which its mortgage-backed securities are recorded. This revised disclosure will appear initially in the Securities section of Management’s Discussion and Analysis in KeyCorp’s Form 10-K for the fiscal year ended December 31, 2007.
Draft of Revised Disclosure Related to Mortgage-Backed Securities
All of KeyCorp’s mortgage-backed securities were issued by ~~federal agencies~~ government sponsored enterprises or the Government National Mortgage Association and are traded in highly liquid secondary markets. For more than 99% of these securities, management employs an outside bond pricing service to determine the fair value at which each security should be recorded on the balance sheet. In performing the valuations, the pricing service relies on models that are based on security-specific details, as well as relevant industry and economic factors. The most significant of these inputs are quoted market prices, interest rate spreads on relevant benchmark securities and certain prepayment assumptions. For less than $5 million of KeyCorp’s mortgage-backed securities, management uses a purchased pricing model, along with inputs similar to those described above. This model is used to determine the fair value of aged securities for which management must make additional assumptions, beyond those relied upon by the pricing service. The valuations derived from the models are reviewed by management for reasonableness to ensure they are consistent with the values placed on similar securities traded in the secondary markets.
During 2007, net gains from KeyCorp’s mortgage-backed securities totaled $60 million. These net gains include net unrealized gains of $109 million, caused by the decline in benchmark Treasury yields, offset in part by the widening of interest rate spreads on these securities. The net gains also include the $49 million net realized loss recorded during the first quarter in connection with the repositioning of the securities portfolio. The net unrealized gains were recorded in the “accumulated other comprehensive income (loss)” component of shareholders’ equity, while the net realized loss was recorded in “net securities (losses) gains” on the income statement.
Please contact me at 216-689-7841 if you have any questions about this letter.
Sincerely,
/s/ Robert L. Morris
Robert L. Morris
Executive Vice President and
Chief Accounting Officer

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